Exhibit 99.1

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia

2 December 2014

MOKO Social Media Limited (MOKO)

ASX Release: Upcoming Change of

Director’s Interests

MOKO Social Media Limited (NASDAQ: MOKO, ASX: MKB) is pleased to announce that Non-executive Director Hans de Back plans to acquire a total of 1,454,544 ordinary shares in MOKO before 31 December 2014.

The vendors of the 1,454,544 shares are Hans de Back’s former business partners, R. C. de Back and A. M. Kolenberg.

Mr de Back intends to formalise the off-market purchase before 31 December 2014, at which point an Appendix 3Y will be released.

For more information contact:

Australia:	USA:
Rudi Michelson	Adam Handelsman
Monsoon Communications	SpecOps Communications
0411 402 737	646 413 9401
rudim@monsoon.com.au	adam@specopscomm.com

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.